ALMADEN

MINERALS LTD.

1103 - 750 West Pender St.

Vancouver, B.C.  V6C 2T8

Tel: 604 - 689 - 7644

Fax: 604 - 689 - 7645

Email: info@almadenminerals.com

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended June 30, 2004.

ALMADEN MINERALS LTD.
Consolidated Interim Balance Sheets

	June 30, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS

CURRENT
Cash and cash equivalents	$4,539,321	$4,838,914
Accounts receivable and prepaid expenses	384,485	105,106
Marketable securities (Note 3)	549,589	369,286
Inventory (Note 4)	274,768	274,768
TOTAL CURRENT ASSETS	5,748,163	5,588,074
PROPERTY, PLANT AND EQUIPMENT	581,184	474,521
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 5)	4,284,493	4,197,675
TOTAL ASSETS	$10,695,340	$10,341,770

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$224,811	$49,625
Deferred exploration advances (Note 6)	7,632	58,011
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	612,096	487,289

SHAREHOLDERS’ EQUITY

Share capital
Authorized
100,000,000 common shares without par value
Issued (Note 7)
30,160,017 shares – June 30, 2004
27,627,079 shares – December 31, 2003	23,969,817	21,476,722
Subscription for shares (Note 7)	-	1,699,435
Contributed surplus (Note 2)	392,534	374,525
Deficit accumulated during the exploration stage	(14,279,107)	(13,696,201)
TOTAL SHAREHOLDER’S EQUITY	10,083,244	9,854,481
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,695,340	$10,341,770

ON BEHALF OF THE BOARD:

“Duane Poliquin”

Duane Poliquin, Director

“James E. McInnes”

James E. McInnes, Director

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Operations and Deficit

(unaudited)

Three months ended June 30,			Six months ended June 30,
	2004	2003	2004	2003

REVENUE
Mineral properties	$89,902	$-	$109,768	$-
Interest income	18,024	12,014	43,009	23,721
Other income	5,355	23,811	23,186	23,811
	113,281	35,825	175,963	47,532

EXPENSES
General and administrative expenses (Schedule)	214,546	109,564	374,525	220,330
General exploration expenses	138,097	62,757	320,121	211,185
Write-down of interests in mineral properties	1,322	43,737	14,325	47,355
Stock option compensation	-	29,100	28,963	186,000
	353,965	245,158	737,934	664,870
	(240,684)	(209,333)	(561,971)	(617,338)
(LOSS) GAIN ON SECURITIES	(30,645)	5,983	(41,221)	(9,683)
FOREIGN EXCHANGE GAIN (LOSS)	12,641	(48,758)	20,286	(57,696)
NET LOSS	(258,688)	(252,108)	(582,906)	(684,717)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, BEGINNING OF PERIOD	(14,020,419)	(12,802,505)	(13,696,201)	(12,369,896)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, END OF PERIOD	$(14,279,107)	$(13,054,613)	$(14,279,107)	$(13,054,613)

NET LOSS PER SHARE	$(0.01)	$(0.01)	$(0.02)	$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	29,713,292	22,316,850	29,674,860	22,144,483

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Cash Flows

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss	$(258,688)	$(252,108)	$(582,906)	$(684,717)
Items not affecting cash
Depreciation	16,706	9,110	28,837	17,001
Loss (gain) on securities	30,645	(5,983)	41,221	9,683
Write-down of interests in mineral properties	1,322	43,737	14,325	47,355
Stock-based compensation	-	29,100	28,963	186,000
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(165,634)	17,453	(279,379)	(14,169)
Accounts payable and accrued liabilities	155,181	(150,351)	175,186	(46,500)
Mineral taxes payable	-	-	-	(12,800)
Deferred exploration advances	(5,867)	-	(50,379)	-
	(226,335)	(309,042)	(624,132)	(498,147)

FINANCING ACTIVITY
Issuance of shares – net of expenses	213,245	89,692	782,706	223,048

INVESTING ACTIVITIES
Change in marketable securities	153,382	(114,681)	15,226	102,021
Property, plant and equipment
Purchases	(63,049)	(17,698)	(135,500)	(23,021)
Mineral properties
Costs	(244,632)	(48,570)	(337,893)	(244,373)
	(154,299)	(180,949)	(458,167)	(165,373)

NET CASH OUTFLOW	(167,389)	(400,299)	(299,593)	(440,472)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,706,710	924,794	4,838,914	964,967

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,539,321	$524,495	$4,539,321	$524,495

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

1.

               BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2003, specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; Note 3 on Accounting Changes; and Note 16 on Contingency. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2003 accounts.

2.

ACCOUNTING CHANGES

At December 31, 2003, the Company adopted the fair value based method of accounting for stock-based compensation. This change has been applied retroactively and the interim financial statements for the six months ended June 30, 2003 have been restated. The effect of this change was to increase the net loss for the six months ended June 30, 2003 by $186,000 for a net loss of $684,717 and an increase in loss per share to $0.03. The contributed surplus balance at December 31, 2003 was $374,525 and at June 30, 2004 was $392,534.

3.

MARKETABLE SECURITIES

	June 30,	December 31,
	2004	2003

Money market investments	$60,787	$163,049
Equity securities	488,802	206,237
	$549,589	$369,286

The market value of the investments as at June 30, 2004 was $893,563 (December 31, 2003 - $780,834).

4.

         INVENTORY

Inventory consists of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at June 30 is $846,835 (December 31, 2003 - $859,681).

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

5.

MINERAL PROPERTIES

	June 30, 2004	December 31, 2003
Canada
Elk 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	$1,801,126	$1,644,696
ATW Net 30% interest in mineral claims near Lac De Gras, Northwest Territories	187,680	171,461
PV 100% interest in mineral claims in British Columbia	128,006	124,421
MOR 100% interest in mineral claims in the Yukon Territory	31,915	62,024
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory	33,166	43,707
Cabin Lake 100% interest in mineral claims in the Yukon Territory	17,207	35,000
Caribou Creek 100% interest in mineral claims in the Yukon Territory	22,800	35,000

Mexico
Caballo Blanco Option to purchase 100% interest in mineral claims in Veracruz State	497,311	522,756
El Pulpo 100% interest in mineral claims in Sinaloa State	1	95,203
San Carlos / San Jose 100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	202,577	244,590
Galeana Option to purchase 100% interest in mineral claims in Chihuahua State	101,393	118,272
Yago / La Sarda 100% interest in mineral claims in Nayarit State	852,884	799,505
Fuego 100% interest in mineral claims in Oaxaca State	50,547	30,372

Interests in various other mineral claims	357,880	270,668
	$4,284,493	$4,197,675

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

5.

         MINERAL PROPERTIES (Continued)

(a)     Fuego

During the six months ended June 30, 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”). To earn an initial 50% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2006. Horseshoe can increase its interest to 60% by incurring an additional $1,000,000 of exploration expenditures by December 31, 2007.

(b)     San Carlos

During the six months ended June 30, 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”). To earn an initial 51% interest, Hawkeye must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 by March 15, 2008 and issue 500,000 shares to the Company by March 15, 2007. Hawkeye can increase its interest to 60% by incurring an additional $2,000,000 of exploration expenditures by March 15, 2011 and issuing a further 300,000 shares to the Company by March 15, 2010.

(c)     Guadalupe

During the six months ended June 30, 2004, the Company entered into an agreement with Grid Capital Corporation (“Grid”). To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling US$1,000,000 and issue 400,000 shares to the Company by June 30, 2007. Grid can increase its interest to 60% by incurring an additional $1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by December 31, 2008.

(d)     PV and Nic

During the six months ended June 30, 2004, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire must incur exploration expenditures totalling US$1,300,000 by December 31, 2007 and issue 600,000 shares to the Company by January 10, 2007.

6.

         DEFERRED EXPLORATION ADVANCES

At June 30, 2004, the Company has deferred $7,632 received from BHP Billiton World Exploration Inc. in advance of exploration. These funds will be used for further exploration in eastern Mexico.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

7.

SHARE CAPITAL

The changes in issued shares since December 31, 2003 to June 30, 2004 are as follows:

	Number	Amount

Balance, December 31, 2003	27,627,079	$21,476,722
For cash pursuant to private placement	1,300,000	1,699,435
For cash on exercise of share purchase warrants	1,162,938	744,756
For cash on exercise of stock options	70,000	48,904
Balance, June 30, 2004	30,160,017	$23,969,817

On January 12, 2004, the Company completed a private placement of 1,300,000 common shares at a price of $1.32 per share, after incurring share issue costs of $16,565.  These funds were received by the Company prior to December 31, 2003 and were recorded as a subscription for shares.

Warrants

	Number of Warrants	Expiry Date	Exercise Price Range

Outstanding, December 31, 2003	3,324,544	March 13, 2004 to September 18, 2008	$0.47 to $2.25
Exercised	(1,162,938)	-	$0.47 to $1.60
Outstanding, June 30, 2004	2,161,606	October 1, 2004 to September 18, 2008	$0.47 to $2.25

At June 30, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Expiry Date	Exercise Price Range
1,709,000	September 18, 2004/2005/ 2006/2007/2008	$ 1.25/1.50/ 1.75/2.00/2.25
115,500	October 1, 2004	0.47
25,001	October 28, 2004	1.60
103,750	August 7, 2005	0.80
140,000	December 30, 2005	1.85
68,355	December 30, 2005	2.25
2,161,606

At June 30, 2004, 77,000 of the warrants outstanding are held by directors (2003 – 77,000).

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

7.

SHARE CAPITAL (Continued)

Options

The Company has a fixed stock option plan which permits the issuance of options up to 10% of the Company’s issued share capital.  The maximum number of shares reserved for issuance under this plan is 2,900,000.  At June 30, 2004, the Company has reserved 2,820,000 stock options that may be granted.  The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is ten years.  The Company also has stock options outstanding relating to the period before the introduction of the fixed stock option plan.

The Board of Directors determines the term of the option (to a maximum of 5 years) and the time during which any option may vest.  All options granted during the six months ended June 30, 2004 vested on the date granted.

The following table presents the outstanding options as at June 30, 2004 and changes during the period:

Fixed Options	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2003	3,075,783	$ 0.53
Granted	35,000	2.35
Exercised	(70,000)	0.54
Outstanding at June 30, 2004	3,040,783	$ 0.53
Options exercisable at June 30, 2004	3,040,783

The following table summarizes information about stock options outstanding at June 30, 2004:

Options Outstanding and Exercisable
Number	Expiry	Exercise
of Shares	Date	Price

77,000	May 4, 2005	$ 0.49
35,000	January 28, 2006	2.35
640,000	March 1, 2006	0.30
91,092	August 23, 2006	0.27
905,000	February 28, 2007	0.55
379,000	February 26, 2008	0.80
75,000	April 7, 2008	0.74
40,000	September 26, 2008	1.37
644,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
3,040,783

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

7.

SHARE CAPITAL (Continued)

The weighted-average grant date fair value assigned to stock options granted during the six months ended June 30, 2004 was $0.83.  The fair value of these options were determined on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Risk free interest rate	2.6%
Expected life	2 years
Expected volatility	61%
Expected dividends	$Nil

8.         RELATED PARTY TRANSACTIONS

A company controlled by the founding shareholder of the Company was paid $55,200 for technical services and website management during the six months ended June 30, 2004.

A company controlled by a relative of the founding shareholder of the Company was paid $35,460 for geological services during the six months ended June 30, 2004.

An officer of the Company was paid $30,013 for professional services rendered during the six months ended June 30, 2004.

9.         COMPARATIVE FIGURES

Certain of the June 30, 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted at December 31, 2003.

ALMADEN MINERALS LTD.
Consolidated Interim Schedule of General and Administrative Expenses

(unaudited)

	Six Months Ended June 30,
	2004	2003

Bank charges and interest	$3,827	$3,020
Depreciation	28,837	17,001
Insurance	3,287	2,984
Office and licenses	53,759	55,046
Professional fees	104,287	69,849
Rent	50,865	39,219
Stock exchange fees	21,032	15,845
Telephone	7,080	6,579
Transfer agent fees	9,712	4,815
Travel and promotion	91,839	5,972
	$374,525	$220,330